Exhibit (e)(31)

PROPOSAL 1 — ELECTION OF DIRECTORS PROPOSAL

Board of Directors

Our Amended and Restated Certificate of Incorporation provides for classified directors and staggered director terms.  The holders of Series A Common Stock elect two directors (the “Series A Directors”) and Hearst Broadcasting, as the sole holder of the Series B Common Stock, elects the balance of the directors (the “Series B Directors”).

The Board of Directors is divided into two classes, Class I and Class II, with one Series A Director in each class. The following table lists the name, age, class and series designation for each director continuing in service on, or nominated for election to, the Board:

Name	Age	Director Class Designation	Director Series Designation
David J. Barrett	58	II	B
Frank A. Bennack, Jr.	74	I	B
John G. Conomikes	74	I	B
Ken J. Elkins	69	II	B
Victor F. Ganzi	60	II	B
George R. Hearst, Jr.	79	I	B
William R. Hearst III	57	II	B
Bob Marbut	71	I	B
Gilbert C. Maurer	78	I	B
David Pulver	65	II	A
Caroline L. Williams	60	I	A

Each director serves for a term ending on the second annual meeting date following the annual meeting at which that director was elected. Each current Class I director will hold office until the 2008 annual meeting.  Accordingly, at the 2007 Annual Meeting:

(i) the holders of the Series A Common Stock will elect one Series A Class II Director to hold office until the earlier of our annual meeting of stockholders in 2009 or until his or her successor is duly elected and qualified; and

(ii) Hearst Broadcasting, as the sole holder of our Series B Common Stock, will elect the remaining four Series B Class II Directors to hold office until the earlier of our annual meeting of stockholders in 2009 or until their respective successors are duly elected and qualified.

Set forth below are the nominees for the Series A Class II Director and the Series B Class II Directors.  In the event that such nominees are unable to serve or for good cause will not serve, the Proxies will be voted at the meeting for such other persons as our Board of Directors may recommend.

Nominee for Series A Class II Director (To be elected by the holders of the Series A Common Stock):

 David Pulver has served as one of our Directors since December 1994.  Since 1982, Mr. Pulver has been President of Cornerstone Capital Inc., a private investment company that is involved in a wide range of investments, including public securities, private equity, venture capital and real estate.  Since 1999, Mr. Pulver has been a member of the Advisory Board of FLAG Venture Management, a venture capital/private equity/real assets fund of funds.  Since 2002, Mr. Pulver has served as Chairman of Colby College’s Investment Committee and as a Director and Chairman of the Audit Committee of Carter’s Inc., an NYSE listed company.  Mr. Pulver served as Co-CEO and Chairman of The Children’s Place from 1968 to 1984.

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In connection with Hearst’s contribution of its broadcast group to Argyle Television, Inc. (which was thereafter renamed “Hearst-Argyle Television, Inc.”) on August 29, 1997 (the “Hearst Transaction”), Hearst agreed that, in any election of directors and for as long as it held any shares of Series B Common Stock, it would vote any shares of Series A Common Stock that it owned only in the same proportion as the shares of Series A Common Stock not held by Hearst are so voted.  Hearst, through its indirect ownership of Hearst Broadcasting, owns 27,501,980 shares of Series A Common Stock as of the Record Date, which represents approximately 52.7% of the outstanding voting power of the Series A Common Stock.

Your directors recommend a vote FOR the election of the Series A Director nominee.

Nominees for Series B Class II Directors (To be elected by Hearst Broadcasting as the sole holder of the Series B Common Stock):

David J. Barrett has served as our Chief Executive Officer since January 1, 2001, as our President since June 1999 and as a Director since August 29, 1997.  Mr. Barrett served as Co-Chief Executive Officer from June 1999 to December 31, 2000.  Prior to his appointment as President and Co-Chief Executive Officer, he served as our Executive Vice President and Chief Operating Officer beginning on August 29, 1997.   Prior to this time, he served as a Vice President of Hearst and Deputy General Manager of Hearst’s broadcast group since January 1991.  Mr. Barrett served as General Manager of the WBAL Division of Hearst in Baltimore, Maryland from November 1989 to January 1991.  He joined Hearst in 1984 as General Manager of Hearst’s radio properties and continued in that position until 1989. Mr. Barrett is a member of Hearst’s Board of Directors.

Ken J. Elkins has served as one of our Directors since the consummation of the merger of Pulitzer Publishing Company (“Pulitzer”) with and into the Company (the “Pulitzer Merger”) on March 18, 1999.  From March 1999 to June 2005, Mr. Elkins served as a Director of Pulitzer Inc., the successor company to Pulitzer’s newspaper operations.   Prior to the Pulitzer Merger, Mr. Elkins served as Senior Vice President—Broadcasting Operations and Director of Pulitzer and President and Chief Executive Officer of Pulitzer Broadcasting Company.   In addition, he served as Vice President—Broadcast Operations from April 1984 through March 1986 and prior to that time served as a general manager of certain of Pulitzer’s television stations.  Mr. Elkins was initially nominated by our Board of Directors and appointed to serve as a Director in 1999 in accordance with a Board Representation Agreement, dated May 25, 1998 (the “Board Representation Agreement”), by and among the Company, Hearst Broadcasting and Emily Rauh Pulitzer, Michael E. Pulitzer and David E. Moore (collectively, the “Pulitzer Parties”), pursuant to which we agreed to cause the nomination for election to our Board of Directors of two individuals designated by the Pulitzer Parties.  The Board Representation Agreement is no longer in effect.

Victor F. Ganzi has served as Chairman of our Board of Directors since January 1, 2003 and as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997.  Since June 1, 2002, Mr. Ganzi has served as President and Chief Executive Officer of Hearst.  Mr. Ganzi served as Executive Vice President of Hearst from March 1997 through May 2002 and as Chief Operating Officer of Hearst from March 1998 through May 2002.  He is also a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst and a Director of both the William Randolph Hearst Foundation and The Hearst Foundation.  Mr. Ganzi is also a Director of Gentiva Health Services, Inc. and of Wyeth.

William R. Hearst III has served as one of our Directors since the consummation of the Hearst Transaction on August 29, 1997.  Mr. Hearst is a partner in the Menlo Park, California venture capital firm of Kleiner, Perkins, Caufield and Byers, which he joined in January 1996.  From October 1984 to December 1995, Mr. Hearst served as Publisher of the San Francisco Examiner newspaper, then owned by Hearst.  Mr. Hearst is a member of Hearst’s Board of Directors, a Trustee of the Trust established under the Will of William Randolph Hearst, President and Director of the William Randolph Hearst Foundation and Vice President and a Director of The Hearst Foundation.  Mr. Hearst has also served as a Director of Juniper Networks Inc. since May of 1996.  Mr. Hearst is a cousin of George R. Hearst, Jr.

Your directors recommend a vote FOR the election of the Series B Director nominees.

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